Exhibit 99.1

NYSE: MMA – MMA.INC Raises Annualized Cash Operating Cost Reductions to over US$2.51 Million, Accelerating the Path Toward Positive Adjusted EBITDA

More than US$800,000 in additional recurring cash costs eliminated since July 1, 2026, through tech delivery, AI supported workflows and operating discipline

Highlights

●	Over US$2.51 million in total annualized cash operating cost reductions now implemented
●	Over US$800,000 of additional annualized recurring cash costs eliminated since July 1, 2026
●	Cumulative annualized cash operating cost reductions increased by 47.2% in less than three months
●	New reductions comprise approximately US$445,000 in staff costs, US$181,000 in taxes and benefits, US$116,000 in premises costs and US$64,000 in technology subscriptions and cloud storage
●	Technology delivery and AI supported workflows are enabling MMA.INC to streamline operations and operate with a leaner recurring cost base
●	All savings result from completed actions embedded in the Company’s operating model
●	Lower recurring cash outflows are expected to strengthen operating leverage, extend runway and support the Company’s path toward positive adjusted EBITDA

New York, NY – SEPTEMBER 29, 2026 – Mixed Martial Arts Group Limited (NYSE American: MMA) (“MMA” or the “Company”), doing business as MMA.INC, today announced more than US$800,000 in additional annualized cash operating cost reductions, increasing total annualized cash operating cost reductions to over US$2.51 million.

The new reductions were implemented between July 1 and September 28, 2026 and represent a 47.2% increase from approximately US$1.71 million of annualized cash operating cost reductions reported as of June 30, 2026.

The additional savings comprise approximately:

●	US$445,000 in staff costs;
●	US$181,000 in associated taxes and benefits;
●	US$116,000 in premises costs; and
●	US$64,000 in technology subscriptions and cloud storage.

Each announced reduction arises from a completed action and represents recurring cash expenditure that management believes is no longer required by the business.

Technology and AI Support Operating Leverage

MMA.INC’s technology delivery program and expanded use of AI supported workflows are enabling the Company to simplify processes, automate manual activity, consolidate infrastructure and support a leaner operating structure.

These actions delivered over US$625,000 in additional workforce related annualized cash cost reductions and over US$180,000 in technology and operating infrastructure annualized cash cost reductions during the period.

The Company believes its technology investment is strengthening MMA.INC’s product platform while reducing the recurring cash cost required to operate the business.

Nick Langton, Founder and Chief Executive Officer of MMA.INC, said:

“Since June 30, we have increased MMA.INC’s annualized cash operating cost reductions from approximately US$1.71 million to approximately US$2.51 million. That 47.2% increase reflects the pace and discipline with which we are reshaping the business.

“Technology delivery, automation and AI supported workflows are translating directly into lower recurring cash costs. We are simplifying how MMA.INC operates, removing expenditure the business no longer requires and building a more scalable operating model.

“These are completed actions, not future targets. We have now removed over US$2.51 million of annualized recurring cash expenditure from the business, strengthening operating leverage, extending runway and supporting our path toward profitability.”

MMA.INC intends to continue pursuing disciplined efficiencies while protecting its core revenue-generating capabilities and strategic priorities. Positive adjusted EBITDA is an operating objective, not a forecast, and the Company is not providing a quantitative target or fixed timetable.

Basis of Annualized Cash Operating Cost Reduction Measure

The annualized cash operating cost reduction of approximately US$2.51 million represents management’s estimate, as of September 28, 2026, of recurring annual cash expenditure eliminated through actions completed between January 1, 2025 and September 28, 2026. The figure is intended to describe annualized recurring cash cost reductions from completed actions and should not be read as a forecast of future profitability, cash flow or financial performance.

The measure was calculated by annualizing each identified cash cost at the rate applying immediately before its elimination. It includes payroll, taxes and benefits, premises, hosting, insurance, technology subscriptions, cloud storage and costs eliminated through the deprecation of selected Hype functionality.

The measure excludes share-based payments, depreciation, amortization and other non-cash expenses.

About Mixed Martial Arts Group Limited

Mixed Martial Arts Group Limited (NYSE American: MMA), doing business as MMA.INC, is building the participation and technology platform for the global martial arts and combat sports industry, connecting practitioners, gyms, coaches, content, commerce and payments.

As of July 2026, MMA.INC’s platform assets included 5 million+ social media followers, 680,000 user profiles, 107,694 registered student profiles, 27,651 monthly active users and 15,326 published gym profiles, including 996 verified and 389 paying academies. The platform also recorded approximately 80,000 monthly check-ins and an annualized payments run rate of approximately US$21 million based on May 2026 processing volumes.

●	A Connected Participation Platform: MMA.INC brings together gym software, payments, training, community, content and commerce through assets including BJJLink, TrainAlta, Hype and MixedMartialArts.com.
●	A Growing Participation Network: Over the prior 18 months, registered student profiles increased approximately 101%, monthly active users approximately 89% and paying academies approximately 260%.
●	Built to Aggregate the Sector: MMA.INC’s strategy is to connect the fragmented martial arts participation economy through a unified digital identity and ecosystem designed to deepen engagement and expand monetization across software, payments, programs, memberships, partnerships and commerce.

For more information, visit www.mma.inc

Cautionary Statement Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Sections 27A of the Securities Act of 1933, as amended, and 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are statements other than statements of historical fact and may be identified by words such as “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “target,” “objective,” “may,” “will,” “could,” “should,” “continue,” “potential” and similar expressions. Forward-looking statements in this release include, without limitation, statements regarding the expected amount, timing and durability of the Company’s annualized cash operating cost reductions; the Company’s ability to maintain a lower recurring cost base; the anticipated benefits of technology delivery, automation and AI-supported workflows; the expected effects of the cost reductions on operating leverage, cash usage, cash runway, margins, adjusted EBITDA, profitability and financial condition; the scalability of the Company’s operating model; and the Company’s intention to identify and implement further efficiencies without compromising its revenue-generating capabilities, product delivery or strategic priorities. These forward-looking statements are based on management’s current expectations, estimates, assumptions and information available as of the date of this release. Actual results could differ materially due to risks and uncertainties including, among others: the risk that estimated or annualized savings are not realized, maintained or reflected in future operating results at the amounts or within the periods anticipated; the possibility that savings are offset by restructuring or transition costs, wage or supplier inflation, replacement expenditure, additional hiring, technology investment or other operating requirements; the accuracy and completeness of the data and assumptions used to calculate and annualize the cost reductions; the risk that workforce reductions, organizational changes or infrastructure consolidation disrupt operations, internal controls, product development, customer service or revenue growth; the Company’s ability to successfully implement and maintain technology, automation and AI-supported processes; cybersecurity, data protection, privacy, reliability and other risks arising from increased reliance on technology and AI; the Company’s ability to retain key personnel and maintain relationships with customers, gyms, academies, partners and suppliers; the Company’s ability to grow revenue, improve margins and manage its liquidity and capital requirements; general economic, market and regulatory conditions; and the Company’s ability to access additional capital when required. Additional risks and uncertainties include those described under “Risk Factors” in the Company’s most recent Annual Report on Form 20-F and in subsequent reports on Form 6-K filed with or furnished to the U.S. Securities and Exchange Commission. The annualized cost-reduction figures presented in this release are management estimates based on the recurring cash costs applying immediately before the relevant costs were eliminated. They are not forecasts of future profitability, cash flow or financial performance. Cost reductions alone may not result in positive adjusted EBITDA or profitability, and there can be no assurance that the Company will achieve those objectives within any particular period or at all. Readers are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements speak only as of the date of this release, and the Company undertakes no obligation to update or revise them as a result of new information, future events or otherwise, except as required by applicable law.

Media Contacts

Mixed Martial Arts Group Limited

E: andrew@mma.inc